United States securities and exchange commission logo





                               May 12, 2023

       Michael Novogratz
       Chief Executive Officer
       Galaxy Digital Inc.
       300 Vesey Street
       New York, NY 10282

                                                        Re: Galaxy Digital Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 9,
2023
                                                            File No. 333-262378

       Dear Michael Novogratz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1. Please revise your prospectus summary to specifically address the risks and potential consequences to your
business, financial condition and results of operations that you describe in the risk
factor on page 52 regarding transactions with digital assets that are securities.
   2. We note your disclosure in the "Securities Regulation Generally" section in which you describe your process
and procedures for determining the federal securities law status of digital assets. Please
revise to discuss how often you update or reconsider your analysis of each digital asset
with which you transact, whether in connection with your policies and procedures or in
response to judicial or regulatory developments, including a discussion of
 Michael Novogratz
Galaxy Digital Inc.
May 12, 2023
Page 2
       whether and to what extent any of your determinations have changed over time.
3. We note your disclosure in the first risk factor on page 78, and under the Government
       Regulation discussion on page 237, that Galaxy Bahamas Ltd., which will serve as extensions of your trading business under Galaxy Trading ("GT") and your custody and money services operation under GalaxyOne Prime LLC ("GPL"), will also offer market making and staking services. We further note your disclosure on page 24 that you are acquiring the assets of GK8, an institutional digital asset self-custody platform, and that
       GK8's website markets its staking services as letting customers earn interest on digital assets by using them to securely validate blockchain transactions. Please expand your disclosure to describe your current and planned activities with respect to staking in greater detail. Without limitation, your disclosure should address program features, whose crypto assets are being staked and who is eligible to participate. Additionally, please provide us with your analysis as to how your staking program is, and will be, executed in compliance with the federal securities laws and provide related risk factor disclosure.
4.     As part of your response to prior comment 1, you state the following:

       "Trading. In this business line, the Company, through its subsidiaries, primarily provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. Although the Company does transact in the trading business line in certain digital assets that could potentially be considered investment securities under the Investment Company Act, this business line is not primarily engaged in investment company activity."

       Please explain further how GD LP does not meet the definition of an investment company under section 3(a)(1)(A) of the Investment Company Act, particularly as it is engaged in the business of trading assets that are potentially securities.
5. Please describe the ownership interest of the Company and its affiliates in the funds and other investment vehicles managed by the Asset Management Entities.
6. You define Primary Company Business as "the business of providing technology-driven diversified financial services, focused on digital asset trading (including market intermediary services for digital asset lending and borrowing), digital asset mining
       operations, asset management and investment banking   " Given that the
Company is
       "focused on digital asset trading," and is treating digital assets other than BTC or ETH as securities, please provide additional support for your conclusion that the historical development and public representations of the Company weigh in favor of the Company not falling within the investment company definition under section 3(a)(1)(A).
7. As part of your response to prior comment 1, you state that Galaxy Digital Holdings Ltd.
FirstName      LastNameMichael
          ("GDHL")                Novogratz
                      was established with the intention of forming a full-service, institutional merchant  banking  business
Comapany NameGalaxy Digital Inc.       in the cryptocurrency and blockchain
space. Please explain
          how this is consistent with the Primary Company Business, which includes activities that
May 12, 2023 Page 2
FirstName generally
          LastName are not associated with merchant banking. Please reconcile that difference.
 Michael Novogratz
FirstName  LastNameMichael Novogratz
Galaxy Digital Inc.
Comapany
May        NameGalaxy Digital Inc.
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8. Please explain whether the two digital trading firms that GDHL acquired in 2020 and
         2021 are involved in trading securities.
9. Please provide the unconsolidated financial statements that formed the basis for your calculation of assets for purposes of Section 3(a)(1)(C) of the Investment Company Act.
         Please provide such information as of a more recent date than December 31, 2022.
10.      As part of your response to prior comment 1, you state the following:

         "In terms of the income factor, for the four fiscal quarters ended December 31, 2021, the
         Company   s net income derived from its trading business line
constituted
         approximately $985.3 million or 57% of its total net income, and net income from its principal investments constituted $954.9 million or 56% of its total net income for the same period." (Emphasis added).

         Please describe what is included in the income calculation for the trading business line.
         For example, does this consist mostly of transaction fees, spreads, or from the disposition of assets?
11. As part of your response to prior comment 1, you state that the Company's net income from the principal investments business line represented 74%, 28%, and 56% of its total net income for the fiscal years 2019, 2020, and 2021, respectively. Please provide gross income figures for each period, and gross and net income figures for fiscal year 2022.
12. Please explain how Galaxy Digital LLC ("GD LLC") identifies interested Eligible
         Contract Participants willing to engage in financial transactions.
13. In your response letter, please expand on the information provided in Annex I to provide details about the loans that GD LLC has entered into, including the number of loans and their USD value, during 2021 and since February 2022.
14.      Footnote 25 of your response letter dated April 18, 2022 states that
"GD LLC   s inventory
         of digital assets consists primarily of USD Coin, Solana, Bitcoin, Cardano and Ethereum.
         GD LLC's remaining assets are a mix of other assets, including its interests in various majority-owned subsidiaries." Please tell us what percentage of GD LLC's total assets is comprised of "remaining assets," and what are those assets? Additionally, tell us how much of GD LLC's gross income is derived from these "remaining assets?"
15.      As part of your response to prior comment 1, you note the following:

         "In addition, income generated by GD LLC   s Digital Asset Loan
business constituted the
         majority of GD LLC   s total unconsolidated gross income for the last
four fiscal quarters
         combined, thus satisfying the requirement under Section 3(c)(2) that its 'gross income normally [be] derived principally from such business and related activities.'"

         Please provide a gross income breakdown of GD LLC for each of the last four quarters, including specification of different types of income sources.
 Michael Novogratz
Galaxy Digital Inc.
May 12, 2023
Page 4
16. Please provide separate investment company status analyses for Galaxy Digital Principal
         Investments and all subsidiaries that fall within this business line.
17. Please confirm supplementally that the amended registration statement incorporates the disclosure set forth in response to our prior comment 3.
18. We note your definition of "stablecoin" in your glossary on page 317 and discussion of stablecoins in your Prospectus Summary, Risk Factors, MD&A and Information About
         Galaxy. Please revise your definition and related disclosures to clarify which stablecoins are collateralized or backed by reserves and discuss how such reserves are held. Also
         discuss a stablecoin holders    rights to such collateral in the event
of the bankruptcy or
         insolvency of the issuer or in the event the value of the stablecoin becomes unpegged to the value of the underlying currency or commodity. Additionally, balance your disclosure by discussing the relative stability stablecoins offer in light of recent events in the markets for stablecoins. Further, update the current value of circulating U.S. dollar stablecoins on page 20 as of the latest most practicable date, or advise.
19. Please revise where appropriate to discuss any material impacts of the domestication on you current business relationships. As a non-exclusive example, clarify whether the domestication will have a material effect on your ability to transact with any persons or entities outside the U.S., including offshore crypto platforms.
A Letter from Michael Novogratz, our Founder and Chief Executive Officer, page v

20. We note your response to prior comment 24. Please expand to provide support for your statement in the second to last paragraph on page vi that, "the entrance of institutions and human capital into the space continues unabated."
Our Products and Services, page 16

21. We note the revisions you made on pages 17 and 18 in response to prior comment 25.
       Please expand to address the following:
           Identify the specific third party custodians and trading platforms where GPL's and
           GPL customers' digital assets are held;
           Disclose who holds the private key to the custodial wallets where GPL customers'
           digital assets are held;
           Disaggregate the amount of GPL's and GPL customers' digital assets held in omnibus accounts and those held in custodial wallets; and
           Discuss the implications, if any, for GPL customers' digital assets held in omnibus
FirstName LastNameMichael      Novogratz
           accounts versus those    held in custodial wallets in the event of a
bankruptcy or other
Comapany claim
           NameGalaxy
                  upon theDigital
                            assets Inc.
                                    by creditors of yours. Consider specific
risk factor disclosure
           as applicable.
May 12, 2023  Page 4
FirstName LastName
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FirstName  LastNameMichael Novogratz
Galaxy Digital Inc.
Comapany
May        NameGalaxy Digital Inc.
     12, 2023
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FirstName LastName
Our Opportunity
Asset Prices, Investment Trends, and Adoption Milestones Point to Strong Secular Tailwinds, page 25

22. Please update the trailing five-year compounded annual growth rate in Bitcoin and blockchain investment as of the latest most practicable date. Government Regulation, page 28

23. We note your disclosure at the top of page 29 that "[a] key question that we face in virtually all of our business lines is whether the digital assets we transact in are 'securities'
         under the federal securities laws. As a general matter, any transaction in securities, including purchases and sales for principal investment, would be
subject to the SEC   s
         anti-fraud and anti-manipulation authority under the U.S. Securities Act and the Exchange
         Act. In addition, offers and sales of securities may require registration under the
         Securities Act or, alternatively, compliance with various rules and regulations for
         exemptions from registration." Please also note that Galaxy   s
involvement in such a
         transaction could have additional adverse regulatory consequences, as described on pages
         52-53.
24. We note your disclosure in the first full bullet on page 29 that "Galaxy Digital Partners
         LLC is registered as a broker-dealer in 53 U.S. states and territories." Please revise to also note that Galaxy Digital Partners LLC is registered as a broker-dealer with the
         Commission and is a member of FINRA. This paragraph also provides that "we are subject to regulation, examination, investigation, and disciplinary action by the SEC,
         FINRA, and state securities regulators, as well as other governmental authorities and self-
         regulatory organizations with which they are registered or licensed or of which they are a member" (emphasis added). Is "they" intended to refer to Galaxy Digital Partners LLC?
         Please clarify or revise.
25. We note your disclosure in the second to last bullet on page 29 and on page 232 that
         "GDH LP may apply for a New York BitLicense in order to effect aspects of its trading business." Please tell us whether this refers to GDH LP or one of its subsidiaries. Please also revise to clarify whether any Galaxy entity currently has a BitLicense.
Risk Factors, page 47

26. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
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FirstName  LastNameMichael Novogratz
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Risks Related to Our Operations
A determination that a digital asset is a "security", or that an activity in which we engage involves a "security" transaction..., page 52

27. We note your disclosure in the second bullet that "[a] person that facilitates clearing and settlement of securities may be subject to registration with the SEC as a clearing agency."
         Please revise to add "or that acts as a securities depository" after "facilitates clearing and settlement of securities."
Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws..., page 53

28. We note your response to prior comment 10. Please expand your risk factor to discuss who within your company makes the determination as to whether a particular digital asset that you transact in or develop is a security under the federal securities laws, how that determination is made, the factors you examine, and what standard(s) is applied in making the determination. Additionally, discuss the risks inherent to your particular decision-
         making framework and procedures here. Further, disclose whether all digital assets you transact in have been re-examined under your current procedures or whether procedures you implement are prospective only, and discuss related risks as applicable.
DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns..., page 86

29. Please revise this risk factor to address the possibility that DeFi activities may, in themselves, implicate federal securities laws.
Risks Related to Regulation, Information Systems and Privacy Matters
The financial services industry is subject to government regulation in the United States..., page
91

30. We note your disclosure regarding your policies related to know-your-customer, anti-
         money laundering, and safeguarding of your and your customers' crypto assets. Please revise here to describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective. In addition, where appropriate, for each of your business lines, provide a discussion of the applicability of those policies and discuss how they are implemented.
31. We note your disclosure in the third paragraph of this risk factor that your "subsidiary
         Galaxy DBL LLC is a commodity pool operator registered with the CFTC and is a member of the National Futures Association (the 'NFA')." Please revise to also note that
         Galaxy DBL LLC is registered as a commodity trading advisor, as indicated on page 231, or advise.
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FirstName  LastNameMichael Novogratz
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Our businesses may require regulatory licenses and qualifications that we do not currently have..., page 95

32. We note your disclosure in the last paragraph of this risk factor that "[f]uture expansions
         or material changes to Galaxy Digital Partners LLC   s CMA will
require additional
         approvals that may be difficult to obtain." Please change "CMA" to "business," since we understand that the referenced CMA has already been approved. Particular digital assets or transactions therein could be deemed "commodity interests"..., page
97

33. We note your disclosure in the third paragraph of this risk factor that "we are subject to potential regulatory risk arising out of any failure to accurately report swap transactions to registered swap data repositories where we are the reporting party for such transactions."
         Please also refer to "security-based swap transactions" and "registered security-based swap data repositories" in this sentence.
34. Please revise this risk factor to provide a more complete discussion of security-based swaps and the risks faced by the company in that regard.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 159

35. Please revise your disclosure of your Exchangeable Notes on page 160 to either properly disclose the $496.5 million aggregate principal outstanding on September 30, 2022 as disclosed on page F-13 or identify the $425.6 million amount disclosed here as being the carrying amount.
Recent Industry Trends, page 161

36. To the extent material, revise here and in risk factors to discuss whether recent bankruptcies in the industry have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
Critical Accounting Policies and Estimates, page 168

37. We note that your critical accounting estimates disclosures are essentially word-for-word duplicates of your accounting policies in your annual financial statements. Please revise your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations.
         Disclose why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount
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Galaxy Digital Inc.
May 12, 2023
Page 8
         to the methods, assumptions and estimates underlying its calculation. See Item 303(b)(3)
         of Regulation S-K and Instruction 3 to Item 303(b).
Results of Operations
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
Operating Expenses, page 174

38. Please revise your disclosure to discuss your mining related impairment loss. Include discussion of both the mining equipment impairment and the prepaid mining expenses impairment, including discussion of the nature of the prepaid mining expenses and why they were impaired.
Credit and Counterparty Risk, page 182

39. Please revise to quantify as of a recent date the total amount of collateral posted at the digital asset trading platforms identified in this section, and the amount for any specific platform that would be material on an individual basis.
Unaudited Pro Forma Condensed Combined Financial Statements, page 184

40.    We acknowledge your response to prior comment 43. As Galaxy Digital
Holdings
       Limited is a part of your reorganization transactions and it is apparent that Michael
       Novogratz does not control Galaxy Digital Holdings Limited, please tell us how you will account for the acquisition of Galaxy Digital Holdings Limited by Galaxy Digital
       Holdings LP. In your response, provide us the following, and reference the authoritative literature you rely upon to support your positions:
           Tell us why your pro forma financial statements do not present a separate column for the historical financial statements of Galaxy Digital Holdings Limited and reflect the necessary adjustments for its acquisition by Galaxy Digital Holdings LP.
           As the IFRS financial statements of Galaxy Digital Holdings Ltd. provided on your website at both September 30, 2022 and December 31, 2021 appear to have balances and activity other than its equity method investment in Galaxy Digital Holdings LP, tell us why separate GAAP financial statements are not required in this filing as an accounting acquiree notwithstanding your disclosure on page ii that Galaxy Digital
            Holdings Ltd is not a predecessor to Galaxy Digital, Inc.
           Tell us your accounting for each of the assets, liabilities and equity on the September
            30, 2022 statement of financial position of Galaxy Digital Holdings Ltd. and how they are reflected in your pro forma financial statements.
           If true, clarify for us why the assets and liabilities on the September 30, 2022 statement of financial position of Galaxy Digital Holdings Ltd. are not stepped up
FirstName LastNameMichael
            and no goodwill is Novogratz
                                reflected related to the fair value of the
effective consideration
Comapany paid
            NameGalaxy     Digital
                  by Galaxy DigitalInc.
                                      Holdings LP for the acquisition of Galaxy
Digital Holdings
            Ltd.
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FirstName  LastNameMichael Novogratz
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41. Although you indicate in your response to prior comment 43 that you revised your disclosure on page 191 to indicate that the Reorganization and Reorganization Merger was accounted for as a reverse acquisition with no step-up in basis of the assets and liabilities of Galaxy Digital Holdings LP, you continue to refer to a transaction between entities under common control or common ownership in the fifth paragraph on page 184. Please revise your disclosure to remove this inconsistency.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 191

42. In adjustment 2(e) you indicate that after the Reorganization and Reorganization Merger transactions the embedded derivative associated with the conversion feature of your
         Exchangeable Notes meets the clearly and closely related criterion and is no longer bifurcated. Please tell us how an equity-related embedded conversion feature can be clearly and closely related to a debt host or otherwise tell us why continued bifurcation of the embedded conversion feature is no longer warranted. To the extent that after the pro forma transactions the embedded derivative meets a derivative scope exception, revise your disclosure to clarify. Reference for us the authoritative literature you rely upon to support your anticipated accounting.
43. Assuming you can substantiate reclassification of the embedded derivative associated with your Exchangeable Notes to equity upon the Reorganization and Reorganization Merger transactions in the preceding comment, please revise your pro forma financial statements as follows:
             Revise pro forma statement of financial position adjustment 2(e) to limit the adjustment to the reclassification of the $2,310,000 embedded derivative liability at
              September 30, 2022 as disclosed on page F-13 to additional paid-in capital.
              Otherwise tell us why it is appropriate to remove the balance of the unamortized debt discount associated with the initial recognition of the embedded derivative when the pro forma transactions do not change the initial accounting. Reference for us the authoritative literature relied upon to support your accounting.
             Revise your pro forma statements of operations to remove the unrealized gains on the embedded derivative on the Exchangeable Notes as the pro forma statements of operations assume that the pro forma transactions occurred on January 1, 2021. As a result, there would be no embedded derivative on January 1, 2021 and no gains or losses associated with the change in fair value of the embedded derivative.
44.      We acknowledge your response to prior comments 47 and 50 and your disclosure
         associated with adjustment 3(a). Please revise adjustment 3(a) to separately present the impact of recording pro forma income tax provisions at the statutory rate and the impact of the Tax Receivable Agreement.
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FirstName  LastNameMichael Novogratz
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Information About Galaxy
Our Company, page 195

45. If material to an understanding of your business, describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
Trading, page 195

46. Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.
Mining, page 204

47. We note your response to prior comment 53 that you are reassessing your energy sources and sustainable energy mix in light of the Helios acquisition and associated increased mining capacity. Please expand your disclosure to discuss the historical energy consumption, average cost of electricity, and mix of energy sources, including clean energy sources for both you and Helios. Additionally, discuss the current energy infrastructure that serves or will serve your proprietary mining facilities, including the total capacity relative to your current and projected needs and the sources of such capacity. To the extent such information is not known or available, so state.
48. We note your disclosure that you will have a low-cost basis for mining Bitcoin. Please revise your disclosure to provide your breakeven analysis of the cost of inputs to mine one
         Bitcoin with the price of Bitcoin as of the most recent practicable date. In addition, with regards to your Bitcoin mining operations, revise to discuss any known trends related to those operations, including the cost of electricity, miner efficiency, profitability, and any other material indicators of performance.
Principal Investments, page 205

49. We note the revisions you made on page 206 in response to prior comment 54 reflecting that Galaxy directly or indirectly held a total investment of approximately 16.15% in
         Candy Digital as of September 30, 2022. We further note your response that Galaxy increased its direct investment in Candy Digital in January 2023 and, as of that date,
         Galaxy directly held 32.9% of voting securities in addition to the 4.2% of voting securities indirectly held through Galaxy Interactive. Please revise to disclose the aggregate percentage ownership Galaxy holds in Candy Digital, by virtue of securities it holds either directly or indirectly, as of the latest most practicable date. Additionally, please discuss Galaxy's ability to control Candy Digital.
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FirstName  LastNameMichael Novogratz
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NFTs, page 209

50. We acknowledge your response to prior comment 27. Please tell us your expectations for the growth of your NFT holdings in the near term and whether it will become a more substantial component of your statement of financial position relative to those presented historically.
51. We note your disclosure on page 210 that in October 2022 Galaxy released an NFT project, The Explorer Collection, in collaboration with TIMEPieces, consisting of 3,210 unique "Explorers," which are derived from your logo and feature generative artwork created by your artist partners. Please describe your products and services with respect to
         NFTs under the section Our Products and Services, or advise. Additionally, expand your disclosure related to your NFTs to describe, without limitation, how the NFTs are created, the platform they are created on, how they are marketed, who they are offered and sold to, and how they are sold or transferred.
The Cryptoeconomy
Tokenization
Stablecoins, page 209

52. We acknowledge your response to prior comment 55, the revised disclosure here and in your glossary definition on page 317, and the added risk factor disclosure on pages 76 and
         77. Please address the following and, where we ask for revised disclosure, consider revising in each of the three identified locations and elsewhere where appropriate:
             In the first paragraph on page 209 you disclose that stablecoins are designed to track the price of an underlying asset and identify an exchange-traded commodity as an example of such an asset.
                 o Please tell us what stablecoins you are referring to with regards to tracking exchange-traded commodities and tell us whether you hold or transact in these stablecoins.
                 o If so, tell us your consideration for disclosing these stablecoins. If not, revise your disclosure to indicate that you do not transact in these stablecoins.
             Please revise your disclosures indicating that stablecoins are designed to "track" an underlying asset to provide some other descriptor of the intent. In this regard, tracking by common definition has a connotation of following something that has already happened or changed. Although fiat currencies may fluctuate in value relative to other fiat currencies, a single fiat currency does not fluctuate in terms of itself and therefore there appears to be nothing to "track."
             In the second paragraph on page 209, you disclose that a stablecoin's issuer typically receives a deposit of fiat currency from a customer and that the holder of a stablecoin can redeem the stablecoin from the issuer for underlying collateral. Please revise your disclosure to remove discussion of deposits and collateral as the issuers are not taking deposits and the assets they designate to support the value of the stablecoin are not likely legal collateral or bankruptcy remote. Otherwise tell us why your use of
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              the terms deposits and collateral are appropriate.
                In the second paragraph on page 209, you disclose that the stability of a fiat-backed stablecoin results from the underlying assets backing the stablecoins that are held in segregated accounts of the issuer. For the significant stablecoins you own, please revise your discussion of stability to discuss the types of segregated assets and the chain of counterparties holding those assets including, but not limited to, banks and affiliates and the extent to which those assets are insured by a government.
                In the penultimate sentence in the second paragraph on page 209 you indicate that the stablecoins identified in the preceding sentences are algorithmic stablecoins.
              Although those sentences could describe multiple stablecoins, they appear to describe
              Tether which we believe is not an algorithmic stablecoin. Please revise your disclosure to clarify.
                In the first sentence of your stablecoins glossary definition on page 317 you appear to imply that the U.S. dollar is an exchange-traded commodity. Please revise your disclosure accordingly.
                In the second sentence of your stablecoins glossary definition on page 317 you discuss a stablecoin's convertibility into other assets. We are unaware of any conversion rights associated with stablecoins. If your intent is to indicate that stablecoins may be sold or exchanged for other assets, please revise your disclosure accordingly.
                Tell us whether you hold or transact in algorithmic stablecoins. If so, revise your disclosures to discuss the design flaws and inherent risks in these stablecoins consistent with your risk factor disclosure on page 77. If not, tell us why this disclosure is relevant to investors.
                Please revise your risk factor disclosure to discuss recent events including the significant drop in price of USD Coin and the underlying risks that caused the drop in price.
Transacting on DeFi, page 212

53. Please provide a more detailed discussion of the transactions or types of transactions you currently conduct or intend to conduct as part of your DeFi activities. As non-exclusive examples, discuss whether you participate in liquidity pools or "yield farming," or if your customers are able to do so, and whether you have an interest in any liquidity pools, such as through liquidity pool tokens.
Safeguarding Digital Assets, page 226

54. We note your disclosure that you "utilize the Fireblocks platform to maintain custody, transfer, and secure a material portion of our digital assets associated with our trading businesses." Please revise to quantify the portion of the digital assets associated with your trading business that Fireblocks manages and discuss the material terms of your agreement with Fireblocks. Finally, file the agreement as an exhibit, or tell us why it is not required.
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FirstName  LastNameMichael Novogratz
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Government Regulation
CFTC Regulation, page 231

55. Please revise to discuss the extent to which NFA Compliance Rule 2-51 ("Requirements for Members and Associates Engaged in Activities Involving Digital
Asset
         Commodities") will apply to and have any impact on Galaxy DBL LLC or other Galaxy entities, or advise.
Annex B   Proposed Charter
15. Forum, page B-13

56. We note your response to prior comment 59 and the related revisions you made on pages
         126 and 286. However, we also note that paragraph 15.2 of your Proposed Charter (page
         B-13), and the related descriptions of this provision on pages 36 and 146 of your prospectus, are silent as to the application of the forum provision to actions arising under the Exchange Act, and that you state on pages 35 and 142 that "in the Reorganization
         Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated
         to be substantively identical to the Proposed Organizational Documents." In light of this, we reissue the comment. Please disclose whether section 15.2 of your Proposed Charter is intended to apply to actions arising under the Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the Proposed Charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please make conforming revisions where this disclosure appears elsewhere in the registration statement.
Note 5: Digital Assets Loan Receivable and Digital Assets Borrowed
Digital Assets Loan Receivable, Net of Allowance, page F-12

57. We note that you incurred a $10.1 million provision for credit losses related to a loan with
         Three Arrows Capital during the nine months ended September 30, 2022 as disclosed here and on page 174, but it is unclear whether it is carried as an allowance at September 30,
         2022 or actually provided for and written-off during the period. Please address the following:
             Revise your disclosure to clarify whether or not you have allowances recorded at each period end and discuss any activity in the allowance.
             Tell us and revise your disclosure to explain why the provision was needed given your collateral requirements and apparent over-collateralization. In your response, separately tell us:
                o The amount of the loan in terms of the type and amount of digital assets;
                o  The fair value of those digital assets on the date of the loan;
                o  The fair value of those digital assets on the date of the loss;
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                 o The collateral terms called for in the contract, including when you were entitled to request additional collateral from the borrower;
                 o   The value of any collateral ultimately realized; and
                 o Any other factors driving the need for the provision for credit losses.

Notes to Condensed Consolidated Interim Financial Statements
Note 4: Digital Assets
Significant Digital Asset Holdings, page F-12

58. From your response to prior comment 72, you concluded that USD Coin is a digital financial asset. Please tell us why your disclosed holdings of this single digital financial asset at September 20, 2022 of $194,055,000 is greater than the $191,292,000 total of digital financial assets presented on your statement of financial condition.
59. Please tell us the holdings of each of the four additional digital financial assets identified in your response to prior comment 72 (i.e., Pax Dollar, Gemini Dollar, Binance USD and
         Huobi USD) or any other additional digital financial assets at each of December 31, 2022 and 2021 and September 30, 2022. Tell us how you use these additional digital financial assets and your assessment as to whether your use and holdings of these or new digital financial assets will increase substantially in the near term.
Note 15: Commitments and Contingencies
Litigation, page F-24

60. Please tell us your consideration for separately disclosing your litigation with BitGo
         Holdings, Inc.
Note 24: Subsequent Events, page F-39

61. You disclose in the last paragraph that after September 30, 2022 you deconsolidated your sponsored investment funds as a result of a reduction of ownership percentages or amendments to the underlying partnership agreements. As it appears from disclosure in
         Notes 16 to your interim and annual financial statements that you consolidate these entities as the primary beneficiaries of these variable interest entities, please tell us why a reduction of ownership percentages is relevant in the determination to deconsolidate. If deconsolidation is solely dependent on changes to the underlying partnership agreements, revise your disclosure to remove reference to ownership percentage changes. Also, separately tell us what amendments were made to the partnership agreements and explain why they result in deconsolidation. Reference for us the authoritative literature you rely upon to support your accounting.
Consolidated Statements of Cash Flows, page F-49

62. We acknowledge your response to prior comment 67. As all impairment charges for digital assets are noncash charges, please tell us why your revised presentation does not
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         depict all such impairment charges as an adjustment to net income. In your response, specifically tell us where/how the $2,291,813,000 difference between the $9,295,551,000 impairment charge on your statement of operations for 2021 and the $7,003,738,000 amount presented on your statement of cash flows is presented in your statement of cash flows.
63. We acknowledge your response to prior comment 69. We do not believe your statement that "cash flows from operating activities are generally the cash effects of transaction and other events that enter into the determination of net income" provides sufficient basis to support the determination of whether such cash flows are operating or investing cash flows. Further, it appears your reference to ASC 230-10-45-22 relates to a single sentence in this paragraph taken out of context. Please provide us a comprehensive accounting analysis with specific citation to authoritative literature that supports your classification within operating activities and your determination that cash outflows for the acquisition of digital assets and cash inflows from the sale of digital assets are not investing activities.
64. We are unable to locate the accounting analysis citing authoritative literature supporting your cash flow classification that we requested in prior comment 70 and therefore we reissue that request. To the extent you continue to believe ASC 230-10-45-20 applies, your analysis should comprehensively explain why. For example, ASC 230 includes that paragraph under the subheading Acquisitions and Sales of Certain Securities and Loans
         and also references a trading account, for which incremental guidance is provided, however your response provides no analysis supporting the applicability of this guidance to your facts and circumstances.
65. As a follow-up to the preceding comment, we note your disclosure in the risk factor at the bottom of page 80 that you typically effect short sales of digital assets through borrowing the sold digital asset from a third party. Please more fully describe the various ways in which you sell digital assets short and the steps involved and provide a comprehensive accounting analysis with citation to authoritative literature for your accounting for short sales. Also, tell us the following:
             Whether you account for the sale portion of a short sale differently from any other sale on your platform or the borrowing portion of the short sale differently from your other digital asset borrowings.
             Why you apparently only have a liability for digital assets sold short at December 31,
              2020 as disclosed in the table at the bottom of page F-79 and an embedded derivative associated with digital assets sold short as disclosed in the table at the top of page F-
              77.
             Why there do not appear to be similar accounts on your statements of financial position at December 30, 2021 or September 30, 2022.
             Why the embedded derivative asset of $7,298,000 at December 31, 2020 is greater than the $5,278,000 liability at that date.
             How you determined the absolute notional for the embedded derivative - digital assets sold short, of $14,153,000 as of December 31, 2020. Michael Novogratz
FirstName  LastNameMichael Novogratz
Galaxy Digital Inc.
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                Why the embedded derivatives - digital assets sold short fair value of $7,298,000 at
              December 31, 2020 is not included in the fair value measurement table in Note 9 on page F-78.
Digital Asset Sales, page F-55

66. We acknowledge your response to prior comment 71. Please provide us a comprehensive accounting analysis supporting recognition of digital intangible asset sales revenues and related cost of sales on the trade date that encompasses all prior related responses and references the authoritative literature you rely upon to support your accounting. In your response ensure you address the following:
             Regarding ASC 606 sale accounting:
                o Describe the settlement timeline and the parties involved, identifying for each step in the timeline whether the step occurs on- or off-blockchain and explaining what causes settlement to take up to a few weeks in light of your assertion that the settlement process is well-established and does not require significant effort by either party to complete. Also, provide us data indicating the time periods in which your transactions actually settled (e.g., on the same day, the next day, within several days, within several weeks) and whether any transactions have failed to settle and, if so, the reasons why and how many.
                o Clarify what you mean by the statement that your counterparty cannot withdraw the assets off your platform until settlement and how this does not preclude the transfer of control to your customer and thus completion of your performance obligation.
                o If your customer cannot withdraw the assets off your platform, tell us your consideration as to whether you have actually loaned the related digital intangible asset to your customer until the settlement date.
             Regarding derivative accounting between order acceptance and settlement:
                o Support your assertion that no exceptions to derivative accounting exist by specifically telling us your consideration of each of the derivative scope exceptions in ASC 815-10-15-13.
                o If it is appropriate to record digital asset sales revenue on the trade date, tell us whether you derecognize the related digital asset as a cost of revenue and, if so, tell us why it is appropriate to:
                          Record a derivative if the associated digital asset
is derecognized; and
                          Classify any such derivative with digital intangible
assets on your
                          statements of financial position if the associated
asset is derecognized.
                o Clarify for us and consider the need to revise financial statement disclosure to describe the situations when you have recorded a derivative versus those when you have not.
                o Your response discusses sales of digital assets for cash. Expand your accounting analysis to address sales of digital asset for another digital asset, including your evaluation of whether there is another embedded derivative.
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FirstName  LastNameMichael Novogratz
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Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-55

67. We acknowledge your response to prior comment 62 and your disclosures on pages F-10 and F-73 that the amount of staking rewards received are not material in any of the periods presented. Please revise your disclosure to clarify where these rewards are recorded in your statements of operations and in what segment(s). To the extent you record staking rewards received in return for providing validation services for customers in the same line item as staking rewards earned on your own staked digital assets, separately tell us why the same classification is warranted and reference for us the authoritative literature you rely upon to support your accounting. Finally, we note that the location of your staking income on your staked assets indicated in the fourth paragraph on page 43 of your unredacted response is not a separate line item on your statements of operations. Please clarify.
Digital Assets, page F-56

68. We acknowledge your response to prior comment 63. Please tell us why it is appropriate to classify all your digital intangible assets and digital financial assets as current assets.
         Reference for us the authoritative literature you rely upon to support your classification.
69. Please tell us and revise your accounting policy statement to clarify whether you recognize impairment of digital intangible assets whenever fair value of a digital asset is below its carrying value. In this regard, we note that your disclosure on pages F-11 and F-
         73, which references impairment at the "time of measurement," appears to be inconsistent with the requirement in ASC 350-30-35-19, as well as your risk factor disclosure on page
         119 and digital asset price risk disclosure on page 181 that state that an impairment exists if at any time the carrying value exceeds the lowest price quoted on an active digital asset trading platform. In addition, revise your disclosure on pages F-11 and F-73 regarding
         "time of measurement" accordingly.
70. Please tell us why you believe it is appropriate to classify digital asset impairment as a cost of revenue. Reference for us any authoritative literature relied upon to support your position.
71. We acknowledge your response to prior comment 74. It is unclear why you analogize to inventory accounting when there appears to be directly applicable literature in ASC 610-
         20. Further, we note your response makes an assertion of compliance with ASC 610-20-
         32-2 without explaining how separate FIFO pools achieves such compliance. Please provide us a comprehensive accounting analysis specifying how your use of separate
         FIFO pools complies with the ASC 610-20-32-2 requirement to evaluate whether you meet the criteria to derecognize a distinct nonfinancial asset and, if so, recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset in accordance with ASC 610-20-32-3 through 32-6 and the carrying amount
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         of the distinct asset. In your response, clarify whether there are multiple legal entities that hold digital intangible assets in your FIFO pool not for high-frequency trading. If so, clarify how, for example, the disposal of a specific digital intangible asset by subsidiary A has a distinct cost for that entity if the oldest unit cost for the FIFO pool comes from a purchase by subsidiary B.
72. We acknowledge your response to prior comment 62. Please tell us your expectations for the growth of your staking activities in the near term and whether it will become a more substantial component of your operations relative to those presented historically.
Mining Revenue, page F-56

73. We are continuing to evaluate your response to prior comment 64 and may have further comments. In the interim, please tell us your expectations for the growth of your mining business in the near term and whether it will become a more substantial component of your operations relative to those presented historically. In your response:
             Provide us a breakdown of your historical mining revenues for each period presented in your filing between mining pool participation rewards and transaction fees, mining equipment leasing, and any other mining consulting services;
             Tell us the mining rewards and transaction fees revenues recognized by Helios in
             2022;
             Clarify how much of your near term expectations for mining rewards and transaction fees are due to the increased mining capacity provided by Helios;
and
             Tell us whether your expectations are based on current levels of digital asset prices or whether they contemplate significant future increases in such prices.
Digital Assets Loan Receivable, page F-57

74. Although you disclose that you lend both digital financial assets and digital intangible assets in the second paragraph of this policy note, it is unclear whether your stated
         accounting applies to both types of digital assets. If the same accounting applies, revise your accounting policy disclosure to clarify. If it does not, provide us an accounting analysis supporting the differences in accounting for each type.
75. On page 33 of your response to prior comment 76 you indicate that additional fees may be collected on your digital asset loans in the form of upfront fees and/or origination fees.
         Please revise your accounting policy disclosure to indicate how you account for these fees. For your Open Ended Loans, provide your supporting accounting analysis with reference to the authoritative literature you rely upon. This comment also applies to your digital assets borrowed policy on page F-58 as it appears from your response that you may also pay upfront fees and/or origination fees on digital assets borrowed.
76. We acknowledge the collateral portion of your response to prior comment 76. Please provide us a complete accounting analysis with citations to the authoritative literature supporting your accounting for collateral received in lending transactions, including when you would need a SAB 121 safeguarding liability and corresponding safeguarding asset.
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          As part of your analysis, help us understand in situations where collateral can be rehypothecated how your analysis differs from your accounting for digital asset borrowing agreements, and if so, explain why.
Digital Assets Borrowed, page F-58

77.      We acknowledge the borrowing portion of your response to prior comment
76. As
         Question 26 of the AICPA Digital Assets Working Group Practice Aid is non-
         authoritative, please provide us a complete analysis with citation to the authoritative literature you rely upon to support your accounting for digital assets borrowed. In your response, specifically explain why you believe an embedded derivative exists and provide an illustrative example of how it is measured.
78. We acknowledge the collateral portion of your response to prior comment 76. Please provide us a complete accounting analysis with citations to the authoritative literature supporting your accounting for collateral pledged or posted in borrowing transactions. As part of your analysis, help us understand the difference between pledging and posting and whether your accounting differs and, if so, explain why. Finally, explain whether your analysis differs from your accounting for digital asset lending agreements (including whether ASC 326 applies) and, if so, explain why.
79. We acknowledge your responses to prior comments 44 and 76. Please address the following:
             Tell us why it is appropriate to classify changes in fair value of the embedded derivative associated with the obligation to return borrowed digital assets and any gain or loss on the return of those digital assets as a component of revenue. Also tell us why it is appropriate to classify changes in fair value of digital assets that you post as collateral for digital assets borrowed that can be rehypothecated by the lender and any gain or loss on the posting of that collateral as a component of revenue. In your response, explain your consideration as to whether these gains or losses and fair value movements are a component of your borrowing costs and reference for us the authoritative literature you rely upon to support your classification.
             In your response to prior comment 44 you indicate that when you sell digital assets borrowed in third-party transactions you realize a gain or loss associated with the difference between the value of the liability plus the associated embedded derivative and the carrying value of the digital assets. Please tell us why any gain or loss on the sale of borrowed digital assets is predicated on the liability to return the borrowed digital assets plus the associated embedded derivative as it appears they would still exist after the sale.
Digital Assets Receivable, page F-58

80. We acknowledge your response to prior comment 73. Given that your investments in start-up blockchain projects are executory contracts and not equity investments, please revise the classification of those investments to be grouped with other assets not
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         investments in equity securities.
81. Please tell us why the amounts of digital assets receivable on your statements of financial position at September 30, 2022 and December 31, 2021 and 2020 do not agree with the amounts presented in your response to prior comment 73.
Collateral Payable, page F-59

82. Please revise your policy disclosure to indicate how you measure collateral payable after initial recognition and where you record the change in fair value. Current Expected Credit Losses, page F-66

83. You disclose in the penultimate sentence of this policy note that ASU 2016-13 impacts only those financial instruments that you carry at amortized cost, including digital assets loan receivable. As digital assets loans receivable with underlying indefinite-lived intangible assets are not financial instruments and no digital assets loans receivable are carried at amortized costs, please revise your disclosure to remove this implication and clarify that you apply the ASU 2016-13 model to digital assets loans receivable balances by analogy.
Investments, page F-62

84. We acknowledge your response to prior comments 68 and 73. Please tell us the amounts of pre-network launch investments you made in each of 2020, 2021 and 2022. In addition tell us how much of the digital assets receivable on your statements of financial position at
         September 30, 2022 and December 30, 2021 and 2020 were initially pre-network launch investments. Finally tell us whether you anticipate significant increases in the level of these investments in the near future.
Recently Adopted Accounting Pronouncements
SAB 121, page F-65

85. We note your disclosure at the bottom of page 17 indicating that GalaxyOne Prime LLC
         "holds digital assets either in omnibus accounts for the benefit of its clients at one or more digital asset custodians, or in custodial wallets at one or more digital asset trading platforms, as agreed with each customer. Galaxy does not itself hold digital assets in custody." We also note that SAB 121 applies to agents and other third parties that hold cryptographic keys on behalf of a registrant. Please provide us a comprehensive accounting analysis of the applicability of SAB 121 to these circumstances.
Note 5: Digital Assets Loan Receivable and Digital Assets Borrowed
Digital Assets Loan Receivable, Net of Allowance, page F-75

86. We note your disclosure at the top of page F-58 that you recorded no credit-related impairment to digital assets loan receivable in the years ended December 31, 2021, 2020,
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Galaxy Digital Inc.
May 12, 2023
Page 21
       and 2019. We also note your disclosures at the bottom of page F-57 relating to the collateral provisions that are typical for your loans, as well as that the allowance for credit losses on digital assets loan receivable under the current expected credit loss ("CECL")
       model reflects management   s estimate of credit losses over the
remaining expected life of
       the loans and also considers forecasts of future economic conditions. Please address the following:
           Your disclosure states that the majority of your digital assets loan receivable is secured by liquid collateral that is typically 110% to 140% of the principal balance.
            For each statement of financial position presented, please quantify for us the amount
            and number of loans which are:
              o   not secured by any collateral;
              o   secured by collateral that is not liquid; and
              o secured by collateral that is below 100% of the principal balance of the digital assets loan receivable.
           Your disclosure states that you are entitled to request additional collateral from the borrower if the fair value of the collateral associated with a given loan drops below a
            predefined threshold, typically 110% of the fair value of the digital assets on loan.
            For each statement of financial position presented, please quantify for us the dollar
            amount and number of loans which are not subject to this particular threshold.
           Your disclosure states that if the borrower fails to provide additional collateral upon request, you are entitled to liquidate the collateral held and close out the associated
            digital asset loan(s). Please disclose the time period the borrower has to post the
            additional collateral prior to you becoming entitled to liquidate the collateral.
           Your disclosure states that the quality and amount of collateral is a key input to your determination of expected credit losses on your loan portfolio.
Please explain, to
            what extent, if any, your policy is based on the guidance in ASC
326-20-50-6.
           Tell us in specific detail how your CECL model considers forecasts of future economic conditions, and describe the specific assumptions used, and the different
            economic factors utilized in your model.
           Your disclosure on page 197 states that in certain circumstances, such as where there are asymmetric risk profiles that favor you, you will consider lending at LTV's up to
            100%. Please explain in more detail the situations where there would be asymmetric
            risk profiles that favor you, and how you ensure that the
asymmetric risk profiles
            would not change depending on future events/economic conditions.
FirstName LastNameMichael Novogratz
87. Please tell us whether you have any past due digital assets loan receivables at any
Comapany    NameGalaxy
       statement            Digital
                   of financial     Inc. date and your consideration for
disclosing affirmatively the
                                position
May 12,status
         2023ofPage
                 past21due loans.
FirstName LastName
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Exhibits and Financial Statement Schedules
Ex. 5.1 - Opinion of Davis Polk & Wardwell LLP regarding validity of Pubco Class A common stock, page II-3

88. Please revise to provide an updated opinion of counsel that reflects only the transactions currently contemplated and being registered on this registration statement.
        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or Matthew Derby at (202) 551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Joseph A. Hall